FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

 17 July 2024

HSBC HOLDINGS PLC
GEORGES ELHEDERY APPOINTED AS GROUP CHIEF EXECUTIVE

HSBC Holdings plc (the 'Company') today announces that Georges Elhedery has been appointed as Group Chief Executive, with effect from 2 September 2024.

HSBC Group Chairman, Sir Mark Tucker, said: "I am delighted to confirm Georges as the next HSBC Group Chief Executive. He is an exceptional leader and banker who cares passionately about the Bank, our customers, and our people. He has a track record of leading through change, driving growth, delivering simplification, containing costs and brings a strong focus on execution.

During his career he has worked in Asia, the Middle East and Europe. Since joining the Board as Group Chief Financial Officer in early 2023 and throughout the selection process, he has demonstrated his strategic insight and vision, and deep international perspectives.

The Board concluded that Georges was the outstanding candidate and we look forward to working together as he leads HSBC through the next phase of development and growth."

Georges Elhedery joined HSBC in 2005 and was appointed to the Board and as Group Chief Financial Officer in January 2023. He previously served as Co-CEO of Global Banking & Markets, where he also led the Markets & Securities Services division. He led the Group's Middle Eastern, North Africa and Turkiye region as CEO from July 2016 to February 2019.

Mr Elhedery said: "I am deeply honoured by the trust placed in me to lead this great institution into the future. Working together with our talented team, I look forward to delivering exceptional value to our clients and investors by driving strong performance on a sustainable growth trajectory."

Georges will continue in the role of Group Chief Financial Officer during the transition period. An announcement in relation to Georges' successor as Group CFO will be made in due course.

Today's announcement follows an orderly and robust succession process, led by the Group Chairman and Nomination and Corporate Governance Committee with the support of a leading search firm. The process, which considered both internal and external candidates, built upon the Board's long term Group CEO succession planning activity.

The Company confirms that Noel Quinn will step down as Group Chief Executive and as an Executive Director of the Board with effect from 2 September. Until then, Noel will work closely with Georges to support a smooth and orderly handover of responsibilities. He will remain available to the Group and to Georges when on gardening leave until the completion of his 12-month notice period on 30 April 2025.

In relation to Noel Quinn, Sir Mark said: "I would like to express my warm and sincere thanks to Noel for his leadership of the Group over the past five years and for his loyal commitment to the Group for 37 years. On behalf of the Board, I wish him very well on his retirement and in all his future endeavours."

The appendix contains a summary of the terms for Mr Elhedery, which are in line with HSBC's shareholder approved Directors' Remuneration Policy.

Save as disclosed above and below, there are no other matters concerning the appointment of Georges Elhedery as Group Chief Executive that need to be brought to the attention of the shareholders of the Company, nor is there any other information required to be disclosed pursuant to Listing Rule 9.6.11 of the UK Listing Rules and Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of the Hong Kong Limited.

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Group Company Secretary and Chief Governance Officer

HSBC Holdings plc
Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom
Web: www.hsbc.com

Incorporated in England with limited liability. Registered in England: number 617987

Supplementary Information

Mr Elhedery, aged 50, joined HSBC in 2005. He is currently an Executive Director and Group Chief Financial Officer.

Mr Elhedery's remuneration as Executive Director and Group Chief Executive of the Company under his service contract will consist of a base salary of £1,376,000 per annum, a fixed pay allowance of £1,700,000 per annum and a pension allowance of £137,600 per annum equal to 10% of his base salary. He will receive benefits in accordance with our approved Directors' remuneration policy.

Mr Elhedery's is eligible to be considered for discretionary variable pay that consists of an annual incentive award up to a maximum value of 215% of base salary, and a long-term incentive award up to a maximum of 320% of base salary. This is determined by the Remuneration Committee with reference to the performance of the Company and his personal performance, in accordance with the terms of our approved Directors' remuneration policy.

Mr Elhedery has not held any directorship in any other publicly listed companies, whether in London, Hong Kong or overseas, during the previous five years and he does not have any relationship with any directors, senior management, substantial or controlling shareholders of the Company.

As at the date of this announcement, Mr Elhedery is interested in 2,545,618 ordinary shares of the Company, representing in aggregate less than 0.02 per cent of the issued shares of the Company, within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

Note to editors:

1.    Professional Qualifications of Mr Elhedery
●  Degree in Engineering, Ecole Polytechnique, Paris, France
●  Postgraduate degree in Statistics and Economics, Ecole Nationale de la Statistique et de l'Administration Economique (ENSAE), France

2.    HSBC Career History of Mr Elhedery
●     Group Chief Financial Officer - January 2023 to date
●     Co-CEO, Global Banking and Markets - March 2020 to December 2022
●     Global Head of Markets - March 2019 to February 2020
●     CEO, Middle East, North Africa and Turkiye - July 2016 to February 2019
●     Head of Global Banking and Markets, Middle East and North Africa - 2014 to July 2016
●     Head of Global Markets and Head of Capital Financing, Middle East and North Africa - 2013 to 2014
●     Head of Global Markets, Middle East and North Africa - 2010 to 2013
●     Deputy Global Head of Rates, Markets, Global Banking and Markets - 2009 to 2010
●     Global Head of Structured Rates, Global Banking and Markets - 2005 to 2009

3.    Board of Directors
The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises:
Mark Edward Tucker*, Noel Paul Quinn, Geraldine Joyce Buckingham†, Rachel Duan†, Georges Bahjat Elhedery, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Ann Frances Godbehere†, Steven Craig Guggenheimer†, Dr José Antonio Meade Kuribreña†, Kalpana Jaisingh Morparia†, Eileen K Murray†, Brendan Robert Nelson† and Swee Lian Teo†.

*  Non-executive Group Chairman
†  Independent non-executive Director

4.    HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. HSBC serves customers worldwide from offices in 62 countries and territories. With assets of US$3,001bn at 31 March 2024, HSBC is one of the world's largest banking and financial services organisations.

Media enquiries to:

Heidi Ashley       +44 (0) 7920 254057         heidi.ashley@hsbc.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 17 July 2024